

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 31, 2008

Mr. Victor I.H. Sun
Chief Financial Officer
East Delta Resources Corp.
Suite 600, 447 St-Francis Xavier St.
Montreal, Quebec Canada H2Y 2T1

>   **Re: East Delta Resources Corp.**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2006**
>   **Filed April 17, 2007**
>   **Response Letters Dated January 10, 2008 & January 25, 2008**
>   **File No. 0-32477**

Dear Mr. Sun:

        We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Jill S. Davis
                                        Branch Chief